Exhibit 11

Consent of Bruno Borntraeger

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with, and to the use of information derived from, the technical report entitled “Blackwater Project, British Columbia, NI 43-101 Technical Report on Preliminary Economic Assessment,” effective date August 28, 2012, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2012, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 27th day of March, 2013

“Bruno Borntraeger”
Name:	Bruno Borntraeger
Title:	P.Eng.
Knight Piésold Ltd.